SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/23/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
713,779

8. SHARED VOTING POWER
617,058

9. SOLE DISPOSITIVE POWER
713,779
_______________________________________________________

10. SHARED DISPOSITIVE POWER
617,058


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,330,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.24%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
713,779

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
713,779
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
713,779 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.49%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
713,779

8. SHARED VOTING POWER
617,058

9. SOLE DISPOSITIVE POWER
713,779
_______________________________________________________

10. SHARED DISPOSITIVE POWER
617,058


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,330,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.24%

___________________________________________________________



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
713,779

8. SHARED VOTING POWER
617,058

9. SOLE DISPOSITIVE POWER
713,779
_______________________________________________________

10. SHARED DISPOSITIVE POWER
617,058


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,330,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.24%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
713,779

8. SHARED VOTING POWER
617,058

9. SOLE DISPOSITIVE POWER
713,779
_______________________________________________________

10. SHARED DISPOSITIVE POWER
617,058


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,330,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.24%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13D filed June 8, 2016. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Letter to the company Secretary


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 1, 2016, there were 12,996,610 shares of common stock outstanding as of june 30, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of November 23, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,330,837 shares of PHF (representing 10.24% of PHF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,330,837 shares of PHF include 713,779 shares (representing 5.49% of PHF's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,330,837 shares of PHF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 617,058 shares (representing 4.75% of PHF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 713,779 shares. Bulldog Investors, LLC has shared power to dispose of and vote 617,058 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PHF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of PHF were Bought:

Date:		        Shares:		Price:
11/10/16		4,373		6.6993
11/11/16		300		6.7233
11/14/16		15,695		6.7146
11/18/16		1,707		6.9200
11/21/16		4,300		6.9577
11/22/16		501		7.0500
11/23/16		5,259		6.9957


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/25/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:


Full Value Partners L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
   (914) 747-5262 // pgoldstein@bulldoginvestors.com

						November 23, 2016

Pacholder High Yield Fund, Inc.
270 Park Avenue
New York, NY 10017

Attention: Frank Nasta, Secretary

Dear Frank:

     Full Value Partners, L.P. beneficially owns approximately 244,000 shares of Pacholder High Yield Fund, Inc. (the "Fund"). Pursuant to Article I, Section 1.1 of the Fund's Amended and Restated Bylaws, we hereby give notice that we intend to nominate the persons named below for election as directors of the Fund, none of whom personally own any shares of PHF and each of whom has consented to being named in any proxy statement as a nominee and to serve as a director if elected. Each of our nominees may be contacted by writing to him or her c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663.

        Phillip Goldstein (born 1945) - Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds. Chairman of the Mexico Equity and Income Fund, Inc.; Secretary and Chairman of Special Opportunities Fund, Inc.; Director of MVC Capital, Inc.; Chairman of Emergent Capital, Inc.; Director of Crossroads Capital, Inc. (f/k/a BDCA Venture, Inc.); Chairman of Brantley Capital Corporation (until 2013); Director of ASA Ltd. (until 2013); Director of Korea Equity and Income Fund, Inc. (until 2012).

	Andrew Dakos (born 1966) - Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds; Director of Emergent Capital, Inc.; President and Director of Special Opportunities Fund; Director of Crossroads Capital, Inc. (f/k/a BDCA Venture, Inc.); Director of the Mexico Equity & Income Fund (until 2015).

	Rajeev Das (born 1968) - Principal of the general partner of the private
	investment partnerships in the Bulldog Investors group of investment funds;
	Head Trader of Bulldog Investors, LLC., an SEC-registered investment
	adviser that serves as the investment adviser to, among other clients,
	the Bulldog investors group of private investment funds and Special
	Opportunities Fund, Inc., a registered closed-end investment company;
	Director and Chairman of the Audit Committee of the Mexico Equity & Income
	Fund; Treasurer of Special Opportunities Fund, Inc. (until 2014).

	Thomas Antonucci (born 1968) - Director of Operations of Bulldog Investors,
	LLC, an SEC-registered investment adviser; Chief Financial Officer of
	Special Opportunities Fund, Inc. Until 1996, Mr. Antonucci worked at Wall
	Street Access (member NYSE and SIPC) where he held several senior positions
	including Vice President Client Services & Operations, Manager of Trading,
	Branch Office Manager and was the firm's Compliance Registered Options
	Principal. Mr. Antonucci held seven NYSE/FINRA licenses and was a member
	of the Securities Traders Association of New York (STANY).

	Steven Samuels (born 1956); - Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company.

	Stephanie Darling (born 1970) - General Counsel and Chief Compliance
	Officer of Bulldog Investors, LLC, an SEC-registered investment adviser,
	since 2012. Prior thereto, beginning in 2009 she served as outside counsel
	to Bulldog Investors and its private investment funds.  She also serves as
	the Chief Compliance Officer of Crossroads Capital, Inc., and is Editor-in-
	Chief of The Investment Lawyer, a monthly legal publication devoted to the
	investment management legal industry. Prior to starting her own law
	practice in 2008, she worked in the Washington, DC office of a national
	law firm where she represented a number of nationally-recognized registered
	funds, and at a boutique investment management law firm. She graduated from
	Penn State University in 1992 and from the University of Maryland School of
	Law in 1995.

	James Chadwick (born 1973) - Portfolio manager and Director of Research at
	Ancora Advisors LLC and Managing Director of Main Street Investment
	Partners, LLC, a private equity firm. From March 2009 to June 2010,
	Mr. Chadwick was a Managing Director of the private equity firm Harlingwood
	Equity Partners LP.; Director of Emergent Capital, Inc., Stewart
	Information Services Corp and Riverview Bancorp, Inc.

	Richard Abraham (born 1955) - Self-employed securities trader; Director of the Mexico Equity & Income Fund.

	Richard Dayan (born 1943) - President and owner of Cactus Trading, an importer and exporter of clothing and accessories. Mr. Dayan formerly served for fifteen years as controller for Biltmore Textiles, a major textile company. Prior to that, he was an auditor for a public accounting firm; Director of Emergent Capital, Inc. (until 2016).

	Gerald Hellerman (born 1937) - Managing Director of Hellerman Associates
	(a financial and corporate consulting firm) from 1993 to December 31, 2013).
	Chief Compliance Officer and director of Mexico Equity and Income Fund, Inc.
	and Special Opportunities Fund, Inc.; Director, MVC Capital, Inc.; Director,
	Ironsides Partners Opportunity Offshore Fund Ltd.; Director and Chair of
	the Audit Committee of Emergent Capital, Inc.; Director, Crossroads Capital,
	Inc. (f/k/a BDCA Venture, Inc.); Director, Brantley Capital Corporation
	(until 2013).

	Ben H. Harris (born 1968) - Principal and Director of NHI II, LLC and NBC Bancshares, LLC; Chief Executive Officer of Crossroads Capital, Inc.; Director, Special Opportunities Fund, Inc.

	Glenn Goodstein (born 1963) - Registered investment adviser with over 10
	years of investment management experience. Prior thereto, he spent 10 years
	in various management and executive positions with Automatic Data Processing,
	a NYSE-traded company;  Director of the Mexico Equity and Income Fund, Inc.

Please advise me immediately if you have any questions or concerns.

					       Very truly yours,

					       /S/Phillip Goldstein

					       Phillip Goldstein
					       Member
					       Bulldog Investors, LLC
					       General Partner